Exhibit 11.2

Trading Window Policy Memorandum

Introduction

We wish to take this opportunity to review insider trading and confidentiality procedures with all of you again. This review is especially important in light of the Company’s Option Plans under which many of you have or will receive Company shares.

As a publicly traded company, the Company and each of you are subject to a set of rules and responsibilities that must be followed at all times. Many of these rules affect the way in which all of us communicate business and financial information, and trade in our shares. Therefore, we must insist that you observe two basic guidelines:

☐	Please do not discuss any aspect of our business operations with anyone outside of the Company and its subsidiaries at any time. This list includes trade and financial media, stockbrokers, investment managers, or even customers, vendors and family members. This guideline is discussed in greater detail under the section titled Confidentiality.

☐	Due to your position as an “insider” with access to nonpublic information about B.O.S and its subsidiaries, your ability to trade in B.O.S. shares is subject to certain important restrictions. An “insider” includes not only director and officers, but also persons such as a non-officer employee who, because of a special relationship or position within the Company or its subsidiaries, learns of material undisclosed information. According to the circumstances this could include a secretary or a mailroom or messenger employee who sees or hears something while carrying out normal duties. The insider trading issue is complex, and violating these rules can lead to dismissal from the Company or its subsidiaries, criminal sentences and/or substantial fines. We have developed these policy guidelines to avoid violations of insider trading laws (see Securities Transactions, below).

After you have reviewed this policy, you will be asked to sign a statement confirming that you have read and understood the information below.

Refer anyone with questions on these matters to Mr. Eyal Cohen.

1.1.	Securities Transactions

As a general rule, employees are not allowed to trade on the company’s shares while in possession of material information that has not yet been disclosed to the public, which, if it were made public, could have a substantial effect the Company’s share price (“Inside Information”). In addition, employees of the Company or its subsidiaries may not provide information to any third party that may trade on the basis of the material nonpublic information, or recommend to such third parties to purchase or sell the Company’s shares (even without revealing the inside information itself).

U.S. securities laws prohibit and impose severe penalties for:

☐	Trading in securities based on knowledge of material, non-public information

☐	Revealing such information to others who then act upon it

☐	Recommending to others to purchase or sell securities based on knowledge of inside information (“tipping”)

Moreover, even innocent transactions can be harmful to the Company and the individuals involved. Confidential information about our operating and financial performance and strategies pass within the Company and its subsidiaries everyday in the normal course of business.  Even if you are personally unaware of any inside information, trading in a security like the Company’s shares in which such information is possessed by others within the corporation could create the appearance of impropriety.

Therefore, the policy mandates as follows:

1.	No trading when in possession of inside information: No one connected with the Company and its subsidiaries may trade in its securities if he or she is in the possession of what could be considered inside information. Inside information simply means information not yet public that is “material”.

Any non-public information (whether positive or negative) which could reasonably affect the price of B.O.S’ shares, or if a reasonable investor would consider it important in arriving in a decision to buy, sell or hold securities, should be considered insider information.

Examples of inside information, if not previously publicly disclosed by B.O.S to the public financial marketplace, include the following:

☐	Earnings projections

☐	Financial results yet to be reported

☐	Proposed stock splits or a repurchase of new issues

☐	Changes in the dividend policy

☐	Planned capital expenditures

☐	Merger or acquisition plans

☐	News about the tone of the business of the Company or its subsidiaries

☐	New major contracts, orders, or customers or the loss of one of these

☐	Actual or threatened major litigation, or a resolution of such litigation

☐	Changes in senior management

☐	New products or enhancements

2.	No passing of inside information to others: No one connected with B.O.S or its subsidiaries should pass on insider information to others outside of B.O.S. or its subsidiaries.

3.	No “tipping”: No one connected with B.O.S or its subsidiaries should recommend to others to purchase or sell the Company’s shares based on knowledge of inside information, even if such recommendation is made without revealing the inside information itself. Such “tipping” may result in criminal or civil liability for both the “tipper” and the “tippee” if the “tippee” trades on the basis of the tip, or passes on the tip/information to another, who trades based upon it.

4.	Additionally, no one connected with B.O.S or its subsidiaries may knowingly trade in the securities of any company with which B.O.S or its subsidiaries are known to be engaging in a confidential transaction.

These restrictions apply to all transactions in publicly traded securities in all markets. They apply to all transactions affected directly or indirectly by you or as well as members of your family or entities that you control or may be deemed to control. They also apply to all transactions through which you or a member of immediate family or household has trading discretion or influence.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for a personal emergency) are no exception to this rule.

These restrictions do not apply to accounts directed by a third party such as a broker or investment advisor outside the Company or its subsidiaries, who has no insider information of his own and has been given (in writing) complete discretion over your account as long as you have no influence over trading (buying or selling) in that account. Each of you may wish to consider such a “blind trust” arrangement.

These restrictions also do not apply if, before becoming aware of inside information, you have adopted a written plan regarding the trade of shares, which is not deviated from later on. Such a plan allows for the trade of shares according to the predetermined plan, even outside the “trading windows” (see item 5 ahead), and even if you later become aware of inside information.

5.	Trading windows: Because all these purchases and sales should ideally be made at a time when the investing public is fully informed about the business of the Company or its subsidiaries, as a matter of policy, all purchases and sales of B.O.S shares should be made as follows:

All key employees, employees and consultants with access to share price-sensitive information, directors and substantial shareholders (“Main Insiders”) may only trade in B.O.S shares during a “trading window” which opens 24 hours after the release of our quarterly and annual results, and closes one week after the end of the fiscal quarter (March 31, June 30, September 30, December 31).  Nevertheless, this trading period may be closed down if there is any material inside information that has not yet been released to the public.

In addition, all Main Insiders must receive clearance from Mr. Eyal Cohen prior to any transaction, even if occurring within a “trading window”.

It should be stressed, however, that if a person is aware of material non-public information, then he or she may not trade even during an open trading window.

Additionally, all officers, directors and employees who have access to or who have prior knowledge of any material nonpublic information which is the subject of a public announcement, shall refrain from trading in the Company’s securities for a 24 hour period after the information has been made public by the Company, so as to allow time for the investing public to receive and absorb such information.

Directors, officers and employees are prohibited against short selling of B.O.S shares at any time. Selling short is the practice of selling more shares than you own, a technique used to speculate on a decline in the sales price.

Confidentiality

In addition to the above restrictions, it is important that you do not disclose confidential information regarding the Company or its subsidiaries to anyone outside the Company or its subsidiaries.  This includes:

☐	Trade and financial media

☐	Stockbrokers

☐	Investment managers

☐	Customers

☐	Suppliers

☐	Personal acquaintances, including members of your family, household and friends.

The importance of this caveat is especially emphasized with respect to confidential information that can also be considered inside information. Please refer to the previously mentioned description of insider information.

In addition, the documents and work products of the Company or its subsidiaries are not to be duplicated or be removed from the office except for reasons directly related to meetings or work outside of the office environment. When this information is no longer needed outside the workplace, it should be returned to the office. Any papers in an employee’s, director’s or consultant’s possession upon termination of relationship with B.O.S or its subsidiaries are to be returned to the office. A former employee, director or consultant may not retain papers unless otherwise approved in writing by a member of senior management.

Safeguarding confidential information requires following these procedures:

☐	Do not discuss confidential matters in the public corridors of our office buildings.

☐	Do not leave sensitive documents on your desk or the desks of other employees, in conference rooms or in other public areas of the office buildings.

☐	Pay special attention to keeping confidential information while reviewing documents in a public place.

☐	Avoid the discussion of information of the Company or its subsidiaries in a public place or any place where a conversation may be overheard. If you must have a conversation in a public place, such as an airport or restaurant, you should use the utmost discretion so as not to be overheard.

☐	While using portable computers outside the office, make sure that others are unable to view the information displayed on the screen.

Confidentiality must be strictly maintained and each employee, director or consultant of the Company or its subsidiaries should use sound judgment in this regard.

*********************************

Full compliance with this policy is expected of all personnel.  You are asked to sign this statement attesting to the fact that they have read and clearly understood this policy and will uphold it in all aspects of its association with the Company or its subsidiaries.

Violations of this policy will be regarded in a serious manner; willful violations will constitute grounds for dismissal from the Company or its subsidiaries and could subject you to civil and criminal liability.

If you have any questions about these procedures, please feel free to contact Mr. Eyal Cohen.

Kind regards

Eyal Cohen, CEO

BOS Better Online Solutoins Ltd.